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                           May 5, 2021

       William Clark
       President and Chief Executive Officer
       GENOCEA BIOSCIENCES, INC.
       100 Acorn Park Drive, 5th Floor
       Cambridge, MA 02140

                                                        Re: GENOCEA
BIOSCIENCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2021
                                                            File No. 333-255610

       Dear Mr. Clark:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Marc A. Rubenstein,
Esq.